UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 14, 2024

LANDA APP 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street

New York, NY 10010

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 1096 Vincent Drive Mount Dora FL LLC	Landa App 2 LLC - 1120 9Th Court Pleasant Grove Al LLC
Landa App 2 LLC - 113 Hughes Avenue Sanford FL LLC	Landa App 2 LLC - 1434 Shirley Drive Lakeland FL LLC
Landa App 2 LLC - 1625 W MCFARLAND AVENUE GASTONIA NC LLC	Landa App 2 LLC - 1713 Alfen Street Jacksonville FL LLC
Landa App 2 LLC - 1744 Mountain Drive Tarrant Al LLC	Landa App 2 LLC - 179 Poplar Springs Drive Mulga Al LLC
Landa App 2 LLC - 200 15TH COURT NORTHWEST CENTER POINT AL LLC	Landa App 2 LLC - 2150 TISHAMINGO DRIVE BIRMINGHAM AL LLC
Landa App 2 LLC - 235 Celery Avenue North Jacksonville FL LLC	Landa App 2 LLC - 28 E Hammon Drive Apopka FL LLC
Landa App 2 LLC - 301 Woodstream Drive Gastonia Nc LLC	Landa App 2 LLC - 3029 CEDARIDGE DRIVE TAMPA FLORIDA LLC
Landa App 2 LLC - 340 17TH AVENUE NORTHWEST CENTER POINT AL LLC	Landa App 2 LLC - 4037 STONE DRIVE BESSEMER AL LLC
Landa App 2 LLC - 4126 Oriely Drive West Jacksonville FL LLC	Landa App 2 LLC - 4464 Willow Street Gardendale Al LLC
Landa App 2 LLC - 4601 SYLVANER LANE BIRMINGHAM AL LLC	Landa App 2 LLC - 503 8TH STREET SOUTH BESSEMER AL LLC
Landa App 2 LLC - 503 EAST ROBINSON STREET DALLAS NC LLC	Landa App 2 LLC - 580 Dorothy Street Bartow FL LLC
Landa App 2 LLC - 5844 Willow Crest Drive Pinson Al LLC	Landa App 2 LLC - 650 Willow Bend Lane Bessemer Al LLC
Landa App 2 LLC - 6716 Mopsy Lane Jacksonville FL LLC	Landa App 2 LLC - 6820 66Th Street South Birmingham Al LLC
Landa App 2 LLC - 7817 3Rd Avenue South Birmingham Al LLC	Landa App 2 LLC - 8048 OLD PLANK ROAD JACKSONVILLE FLORIDA LLC
Landa App 2 LLC - 808 Home Trail Gastonia Nc LLC	Landa App 2 LLC - 8990 Doris Lane Jacksonville FL LLC
Landa App 2 LLC - 913 2ND STREET KINGS MOUNTAIN NC LLC	Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

On December 14, 2024, Yaniv Sarig, Gigi Levy-Weis and Arnon Dinur departed from the Board of Landa Holdings, Inc., the manager of Landa App 2 LLC.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2024	LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President